Exhibit 99.85
News Release
THERATECHNOLOGIES RECEIVES PATENT PROTECTION IN BRAZIL FOR TESAMORELIN
Montreal, Canada — December 29, 2009 — Theratechnologies (TSX:TH) today announced that the Brazil Patent and Trademark Office has issued Patent Number 9608799-4 entitled “Chimeric fatty body-pro-GRF analog with increased biological potency and pharmaceutical formulation” for its lead-compound, tesamorelin. The granting of this patent provides protection in Brazil until December 2019.
“This patent aligns us well in executing one of our top priorities, which is to expand commercialization into various geographies for tesamorelin in HIV-associated lipodystrophy,” commented Mr. Yves Rosconi, President and Chief Executive Officer of Theratechnologies. “Brazil is a country where there are patients in need and where we can leverage the work already completed for the U.S. regulatory agency. The patent announced today solidifies our approach and reinforces Brazil as an attractive territory for potential partners,” concluded Mr. Rosconi.
About HIV-Associated Lipodystrophy
Several factors including the antiretroviral drug regimen and the virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat related to HIV-associated lipodystrophy, a condition that can stigmatize patients and discourage HIV treatment adherence.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company with core expertise in peptide-based therapeutics. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone-releasing factor.
In late 2008, Theratechnologies completed its Phase 3 clinical program evaluating tesamorelin in treating excess abdominal fat in HIV-infected patients with lipodystrophy. In addition, the Company signed a collaboration and licensing agreement with EMD Serono, Inc., for the commercialization of tesamorelin in the United States.
With a New Drug Application recently filed with the U.S. authorities, Theratechnologies’ growth strategy is firmly focused on the development of tesamorelin, in the United States and in other potential HIV-associated lipodystrophy markets, as well as through additional clinical programs for other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to information regarding the expansion of the commercialization of tesamorelin in other geographies and information regarding the ability to find partners in Brazil. Words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the risk that tesamorelin for the treatment of HIV-associated lipodystrophy does not receive regulatory approval for commercialization and the risk that Theratechnologies does not find any partner to commercialize tesamorelin in Brazil or in any other country. The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 24, 2009. The
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements.
Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com